SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             CHAD THERAPEUTICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    157228107
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2400,
                      Kansas City, MO 64108, (816) 292-2900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     9/28/01
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Bond Purchase, L.L.C.
        43-1727861

(2)     Check the Appropriate Box     (a) ____________________
        if a Member of a Group        (b) ____________________

(3)     SEC Use Only

(4)     Source of funds
        WC

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)             ______

(6)      Citizenship or Place of Organization
         Missouri

         Number of shares                         (7)   Sole Voting Power
         beneficially owned                             None
         by each reporting
         person with:                             (8)   Shared Voting Power
                                                        5,543

                                                  (9)   Sole Dispositive Power
                                                        None

                                                  (10)  Shared Dispositive Power
                                                        5,543

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         5,543

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [__]

(13)     Percent of Class Represented by Amount in Row (11)
         .006%

(14)     Type of Reporting Person
         OO

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        David L. Johnson
        ###-##-####

(2)     Check the Appropriate Box     (a) ____________________
        if a Member of a Group*       (b) ____________________

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)   _____

(6)      Citizenship or Place of Organization
         United States

         Number of shares                         (7)   Sole Voting Power
         beneficially owned                             100,000
         by each reporting
         person with:                             (8)   Shared Voting Power
                                                        412,543

                                                  (9)   Sole Dispositive Power
                                                        100,000

                                                  (10)  Shared Dispositive Power
                                                        412,543

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         512,543

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ---------

(13)     Percent of Class Represented by Amount in  Row (11)
         5.1%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds were obtained by purchasing on a margin account.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Sandra L. Castetter
         ###-##-####

(2)      Check the Appropriate Box    (a) ____________________
         if a Member of a Group*      (b) ____________________

(3)      SEC Use Only

(4)      Source of funds
         PF**

(5)      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)              ______

(6)      Citizenship or Place of Organization
         United States

         Number of shares                         (7)   Sole Voting Power
         beneficially owned                             None
         by each reporting
         person with:                             (8)   Shared Voting Power
                                                        407,000

                                                  (9)   Sole Dispositive Power
                                                        None

                                                  (10)  Shared Dispositive Power
                                                        407,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         407,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ---------

(13)     Percent of Class Represented by Amount in  Row (11)
         4.0%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Securities"), of Chad Therapeutics, Inc., a California corporation (the "Company"), whose principal executive offices are located at 21622 Plummer Street, Chatsworth, California 91311.

Item 2. Identity and Background.

     This report is filed by Bond Purchase,  L.L.C. Inc. ("Bond Purchase") David
L.  Johnson,   ("Mr.  Johnson")  and  Sandra  L.  Castetter  ("Ms.   Castetter")
(collectively, the "Reporting Persons").

     Bond Purchase is a Missouri limited liability company with a principal office and business address of 104 Armour Road, North Kansas City, Missouri 64116, whose principal business is managing and investing in real estate limited partnerships. .

     Since November 1999, Mr. Johnson, age 45, has served as Chairman, Chief Executive Officer and a trustee of Maxus Realty Trust, Inc. ("MRTI"), a Missouri real estate investment trust located at 104 Armour Road, North Kansas City, Missouri 64116 that holds commercial real estate properties and is listed on NASDAQ. In addition, Mr. Johnson has also served as the Vice President of Maxus Capital Corp., a Missouri corporation that serves as general partner of Maxus Real Property Investors-Four, L.P., a real estate limited partnership that is a reporting company under the Securities Exchange Act of 1934, as amended, since November 1999. Mr. Johnson is Chairman, Chief Executive Officer and a majority shareholder of Maxus Properties, Inc. ("Maxus"), a Missouri corporation that specializes in commercial property management for affiliated owners. Mr. Johnson is also Vice President of KelCor, Inc. ("KelCor"), a Missouri corporation that specializes in the acquisition of commercial real estate. Mr. Johnson has served such positions for KelCor and Maxus for more than five years.

     Ms. Castetter is a citizen of the United States whose address is 104 Armour Road, North Kansas City, Missouri 64116. Ms. Castetter is the spouse of Mr. Johnson.

     During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used by the Reporting Persons to acquire the 75,100 shares of the Securities reported in Item 5(c) was $324,245. 407,000 shares were acquired jointly by Mr. Johnson and Ms. Castetter in a joint margin account. 100,000 shares were acquired by Mr. Johnson on a margin account. 5,543 units were acquired by Bond Purchase with the use of funds from its working capital.

Item 4. Purpose of Transaction.

     The Reporting Persons have acquired the shares for investment purposes and to attempt to obtain a position on the board of directors. However, the Reporting Persons do not currently have any plans to attempt to affect any other change with respect to the Company, but this may change in the future. Depending on the market price of the shares, the Reporting Persons intend to acquire additional shares in the future.

Item 5. Interest in the Securities of Issuer.

     (a) The aggregate  number and  percentage  of the  Securities to which this
Schedule 13D relates is 512,543 shares, representing 5.1% of the 10,052,000 outstanding shares.

     Bond Purchase is the direct beneficial owner of 5,543 shares of the Securities, representing approximately .006% of the outstanding shares.

     Mr. Johnson is the direct beneficial owner of 100,000 shares of the Securities that are solely owned by him, representing approximately 1.0% of the oustanding shares. Mr. Johnson is the direct beneficial owner of 407,000 shares of the Securities that are jointly owned by Mr. Johnson and Ms. Castetter, representing approximately 4.0% of the oustanding shares. In addition, because
Mr. Johnson is the majority equity interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be a beneficial owner of the 5,543 shares held by Bond Purchase, representing .006% of the outstanding shares.

     Ms. Castetter is the direct beneficial owner of 407,000 shares of the Securities that are jointly owned by Mr. Johnson and Ms. Castetter, representing approximately 4.0% of the outstanding shares.

     (b) Bond Purhcase has the direct power to vote and direct the disposition of the 5,543 shares held by it. By virtue of Mr. Johnson being the majority equity interest holder and a member of Bond Purhcase, Mr. Johnson may be deemed to share the indirect power to vote and direct the disposition of the units held by Bond Purchase.

     Mr. Johnson has the direct power to vote and direct the disposition of the 100,000 shares held by him. Mr. Johnson has, in concert with Ms. Castetter, the direct power to vote and direct the disposition of the 407,000 shares held by Mr. Johnson and Ms. Castetter jointly. Mr. Johnson is the majority equity holder of Bond Purchase, the holder of 5,543 shares, and may be deemed to share the indirect power to vote and direct the disposition of Bond Purchase's 5,543 shares.

     Ms. Castetter has, in concert with Mr. Johnson, the direct power to vote and direct the disposition of the 407,000 shares held by Ms. Castetter and Mr. Johnson jointly.

     (c) Annex A sets forth the number of shares of the Securities purchased by the Reporting Persons during the past sixty (60) days through a broker on the open market.

     (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Exhibits.

     99.1 Joint Filing Agreement

     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOND PURCHASE, L.L.C.,
a Missouri limited liability company

By: /s/   David L. Johnson                               Date: October 8th, 2001
    Name: David L. Johnson
    Title: Member

/s/ David L. Johnson                                     Date: October 8th, 2001
David L. Johnson

/s/ Sandra L. Castetter                                  Date: October 8th, 2001
    Sandra L. Castetter

                                  EXHIBIT INDEX

99.1 Joint Filing Agreement

                                                                         Annex A
                        CHAD THERAPEUTICS, INC PURCHASES

DAVID L. JOHNSON

  DATE                   QUANTITY                PRICE PER UNIT
  ----                   --------                --------------

August
8/01/01                   1,800                  $2.82
                          1,000                  $2.82
                            100                  $2.82

8/13/01                   1,500                  $2.72
                            300                  $2.72

8/16/01                     300                  $2.85
                            200                  $2.94

8/17/01                     700                  $2.90
                            500                  $2.83

8/20/01                     300                  $3.00
                            300                  $3.00
                            800                  $3.00
                            600                  $3.00
                            100                  $2.81

8/21/01                     800                  $3.02

8/22/01                   2,000                  $3.02

8/29/01                     500                  $2.93
                            200                  $2.93
                          5,000                  $2.93
                          -----
          Sub Total      17,000

September
9/06/01                   1,000                  $3.05
                          2,100                  $3.05

9/24/01                   2,400                  $3.02
                          2,200                  $3.02

9/26/01                   5,000                  $3.03
                          5,000                  $3.03
                          -----
          Sub Total      17,700

          Grand Total    34,700

DAVID L. JOHNSON & SANDRA CASTETTER JT. TEN.

  DATE                   QUANTITY                PRICE PER UNIT
  ----                   --------                --------------
August
8/02/01                   5,000                  $2.62

8/06/01                  13,000                  $2.90
                         ------
          Sub Total      18,000

September
9/18/01                   5,000                  $2.95

9/21/01                   5,000                  $2.85

9/26/01                   5,000                  $3.02

9/27/01                   5,000                  $3.00
                          5,000                  $3.00
                          5,000                  $3.00
                          5,000                  $3.00
                          5,000                  $3.00

9/28/01                   5,000                  $3.00
                          2,100                  $3.00
                          5,000                  $3.00
                          5,000                  $3.00
                          -----
          Sub Total      57,100

          Grand Total    75,100

BOND PURCHASE, L.L.C.

  DATE                   QUANTITY                PRICE PER UNIT
  ----                   --------                --------------
July
7/31/01                   1700                   $3.03
                          ----
          Sub Total       1700

August
8/01/01                    700                   $3.12
                          1300                   $3.03
                           800                   $3.14

8/02/01                     40                   $1.89

8/08/01                    203                   $1.89
                          ----
          Sub Total       3043

September
9/07/01                    300                   $3.05
                           ---
          Sub Total        300

          Grand Total    5,043

                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares to the limited partner units of Chad Therapeutics, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 8th day of October, 2001.

BOND PURCHASE, L.L.C.,
a Missouri limited liability company


By: /s/ David L. Johnson
        David L. Johnson
        Member


/s/ David L. Johnson
    David L. Johnson


/s/ Sandra L. Castetter
    Sandra L. Castetter